12800 Tuckahoe Creek Parkway, Richmond, Virginia 23238-1115
Phone (804) 747-0422

March 10, 2008

James Lopez, Esq.
Senior Staff Attorney
U.S. Securities and Exchange Commission
Division of Corporation Finance
Washington, D.C. 20549-7010

Re:	CarMax, Inc.
Form 10-K for Fiscal Year Ended February 28, 2007
Filed April 27, 2007
Form 10-Q for the Quarter Ended November 30, 2007
Filed January 8, 2008

Dear Mr. Lopez:

As a follow-up to the discussion we had earlier today, this letter will confirm that CarMax, Inc. has requested an extension until March 31, 2008 to respond to the comment letter that we received regarding the above-referenced filed documents.  This letter will also confirm that you have granted this request.  If you have any questions or comments, please do not hesitate to contact me at (804) 935-4526.

Sincerely,

/s/ John M. Stuckey, III

John M. (“Mac”) Stuckey, III
Assistant General Counsel and
Assistant Secretary

THE AUTO SUPERSTORE